Exhibit 2.6

EMPLOYMENT AGREEMENT

between

TEXAS REGIONAL BANCSHARES, INC.

and

ROBERT C. NORMAN

This Employment Agreement (“Agreement”) is made and entered into by and between Texas Regional Bancshares, Inc., a Texas corporation (the “Company”) and Robert C. Norman (“Employee”).

Recitals

A.            Employee is an employee of the Company serving as a President — Texas State Bank, Mission Region.

B.            The Company and Employee desire to enter into an agreement embodying the terms of Employee’s employment with the Company.

Agreement

NOW, THEREFORE, in consideration of the foregoing and the mutual promises set forth in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and Employee agree as follows:

1.             Effective Date.  This Agreement shall be effective as of June 12, 2006 (the “Effective Date”).

2.             Term of Employment.  Subject to earlier termination as provided in this Agreement, the original term of this Agreement shall begin on the Effective Date and shall end on June 11, 2009; provided, however, that this Agreement shall be automatically extended as of the end of the initial or any renewal Term hereof for successive terms of one (1) year each (the original term plus any extensions of the term are hereinafter referred to as the “Term”) unless either party provides written notice not to so extend to the other party at least sixty (60) calendar days before the scheduled expiration of the Term, in which case no further automatic extension shall occur and the Term shall end on the scheduled expiration date.

3.             Position and Responsibilities.  During the Term, Employee agrees to serve as President — Texas State Bank, Mission Region of the Company or in such other position as the Board of Directors and Chief Executive Officer of the Company (the “Board”) may designate.  In this capacity the Employee shall have such duties, authorities and responsibilities as are designated from time to time by the Board of Directors and Chief Executive Officer of the Company.

4.             Standard of Care.  During the Term, Employee (a) will devote his or her full working time, attention, energies and skills exclusively to the business and affairs of the Company and its subsidiaries; (b) will exercise the highest degree of loyalty and the highest standards of conduct in the performance of his or her duties; (c) will not, except as noted herein, engage in any other business activity, whether or not such business activity is pursued for gain, profit or other pecuniary advantage, without the express written consent of the Company; and (d) will not take any action that deprives the

Company of any business opportunities or otherwise act in a manner that conflicts with the best interests of the Company or that is detrimental to the business of the Company; provided, however, this Section 4 shall not be construed as preventing Employee (y) from investing his or her personal assets in such form or manner as will not require his or her services in the daily operations and affairs of the businesses in which such investments are made, or (z) from participating in charitable or other not-for-profit activities as long as such activities do not interfere with Employee’s work for the Company (or its affiliates).

5.             Compensation and Benefits.  As remuneration for all services to be rendered by Employee during the Term, and as consideration for complying with the covenants herein, the Company shall pay and provide to Employee the following:

5.1.          Annual Base Salary.  The Company shall pay Employee an annual base salary of Two Hundred Fifty-Five Thousand and no/100 Dollars ($255,000.00) (the “Annual Base Salary”).  The Company shall review the Annual Base Salary not less than approximately once each year during the Term to determine, at the discretion of the Company, whether the Annual Base Salary should be increased and, if so, the amount of such adjustment and the time at which the adjustment should take effect.  The Annual Base Salary shall be paid to Employee in periodic installments consistent with the customary payroll practices of the Company.

5.2.          Incentive Bonus.  Employee shall be entitled to participate during the Term in any incentive bonus plan which the Company may adopt and implement from time to time during the Term for the benefit of persons serving in the Employee’s specific position.  Nothing contained in this Section shall obligate the Company to institute, maintain or refrain from changing, amending or discontinuing any incentive bonus plan, so long as such changes are similarly applicable to other employees under such plan.

5.3.          Employee Benefits.  The Company shall provide to Employee all employee fringe benefits to which other employees of the Company are generally entitled, commensurate with his or her position with the Company and subject to the eligibility requirements and other terms and conditions of such plans, including health and life insurance coverage from time to time adopted as the life, health and disability insurance plans for employees of the Company generally.  Nothing contained in this Section shall obligate the Company to institute, maintain or refrain from changing, amending or discontinuing any employee fringe benefit plan, so long as such changes are similarly applicable to other employees generally.

5.4.          Vacation.  The Employee shall be entitled to 20 business days of paid vacation in each calendar year in accordance with the Company’s personnel policies as in effect from time to time during the term hereof, which vacation days shall be taken at such times as are consistent with the Employee’s responsibilities.

5.5.          Other Compensation Plans.  The Employee shall be eligible to participate in any other compensation plan or program maintained by the Company from time for employees of the Company generally on terms and conditions that are comparable to those applicable to all other Employees.

6.             Reimbursement of Business Expenses.  The Company shall pay or reimburse Employee for all ordinary and necessary expenses, in a reasonable amount, which are approved as required by the Company’s policies, and which Employee incurs in performing his or her duties under this Agreement.  Such expenses shall be paid or reimbursed to Employee consistent with the expense reimbursement policies of the Company in effect from time to time and Employee agrees to abide by any such expense reimbursement policies.

7.             Termination of Employment.

7.1.          Termination Due to Death.  If Employee dies during the Term, this Agreement shall terminate on the date of Employee’s death.  Upon the death of Employee, the Company’s obligation to pay and provide to Employee compensation and benefits under this Agreement shall immediately terminate, except:  (a) the Company shall pay Employee or Employee’s legal representative that portion of his or her Annual Base Salary, at the rate then in effect, which shall have been earned through the termination date; and (b) the Company shall pay or provide Employee or Employee’s legal representative such other payments and benefits, if any, which had accrued hereunder before Employee’s death.  Other than the foregoing, the Company shall have no further obligations to Employee (or Employee’s legal representatives, including Employee’s estate, heirs, executors, administrators and personal representatives) under this Agreement.

7.2.          Termination Due to Disability.

                a.             If Employee suffers a Disability (as hereafter defined), the Company shall have the right to terminate this Agreement and Employee’s employment with the Company.  The Company shall deliver written notice to Employee of the Company’s termination because of Disability, pursuant to this Section 7.2, specifying in such notice a termination date not less than fifteen (15) calendar days after the giving of the notice (the “Disability Notice Period”), and this Agreement, and Employee’s employment by the Company, shall terminate at the close of business on the last day of the Disability Notice Period.

                b.             Upon the termination of this Agreement because of Disability, the Company’s obligation to pay and provide to Employee compensation and benefits under this Agreement shall immediately terminate, except:  (a) the Company shall pay Employee that portion of his or her Annual Base Salary, at the rate then in effect, which shall have been earned through the termination date; and (b) the Company shall pay or provide Employee such other payments and benefits, if any, which had accrued hereunder before the termination for Disability.  Other than the foregoing, the Company shall have no further obligations to Employee under this Agreement.

                c.             The term “Disability” shall mean either (i) when Employee is deemed disabled in accordance with the long-term disability insurance policy or plan of the Company in effect at the time of the illness or injury causing the disability or (ii) the inability of Employee, because of injury, illness, disease or bodily or mental infirmity, to perform the essential functions of his or her job (with or without reasonable accommodation) for more than one hundred twenty (120) days during any period of twelve (12) consecutive months.

7.3.          Termination by the Company Without Cause.

                a.             At any time during the Term, the Company may terminate this Agreement and Employee’s employment with the Company without cause for any reason or no reason by notifying Employee in writing of the Company’s intent to terminate, specifying in such notice the effective termination date, and this Agreement and Employee’s employment with the

Company shall terminate at the close of business on the termination date specified in the Company’s notice.

                b.             Upon termination of Employee’s employment by the Company without cause other than within six (6) months before or within two (2) years after a Change in Control (a “Window Period”), the Company’s obligation to pay and provide Employee compensation and benefits under this Agreement shall immediately terminate, except:  (a) the Company shall pay Employee that portion of his or her Annual Base Salary, at the rate then in effect, which shall have been earned through the termination date; (b) the Company shall pay or provide Employee such other payments and benefits, if any, which have accrued hereunder before the termination date; and (c) in addition, the Company shall pay Employee severance compensation after the termination of employment equal to the Employee’s Annual Base Salary at the rate of Annual Base Salary in effect immediately prior to termination for a period of one year following the date of termination of employment; provided, however, if such severance compensation exceeds two times the maximum amount that may be taken into account under a qualified plan pursuant to section 401(a)(17) of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”) in the year of such termination, and Employee is a “specified employee” within the meaning of Internal Revenue Code section 409A(a)(2)(B)(i), the severance compensation shall be paid in a lump sum on the date that is six months following the termination of employment.

                c.             Upon termination of Employee’s employment by the Company without cause during a Window Period, the Company’s obligation to pay and provide Employee compensation and benefits under this Agreement shall immediately terminate, except:  (a) the Company shall pay Employee that portion of his or her Annual Base Salary, at the rate then in effect, which shall have been earned through the termination date; (b) the Company shall pay or provide Employee such other payments and benefits, if any, which have accrued hereunder before the termination date; and (c) in addition, the Company shall pay Employee within (30) days following such a termination or, if later, such a Change in Control, a lump sum severance payment in an amount equal to the product of three (3) multiplied by the Employee’s Annual Base Salary in effect immediately prior to the date on which the Change in Control occurs.

7.4.          Termination by the Company For Cause.

                a.             At any time during the Term, the Company may terminate this Agreement and Employee’s employment with the Company for Cause as provided in this Section.

                b.             For purposes of this Agreement, “Cause” shall mean the occurrence of one or more of the following events:  (a) Employee’s conviction for a felony or of any crime involving moral turpitude; (b) Employee’s engaging in any illegal conduct or willful misconduct in the performance of his or her employment duties for the Company (or its subsidiaries or affiliates); (c) Employee’s engaging in any fraudulent or dishonest conduct in his or her dealings with, or on behalf of, the Company (or its subsidiaries or affiliates); (d) Employee’s failure or refusal to follow the lawful instructions of the Company, if such failure or refusal continues for a period of five (5) calendar days after the Company delivers to Employee a written notice stating the instructions which Employee has failed or refused to follow; (e) Employee’s breach of any of Employee’s obligations under this Agreement; (f) Employee’s gross or habitual negligence in the performance of his or her employment duties for the Company (or its subsidiaries or affiliates); (g) Employee’s engaging in any conduct tending to bring the Company into public disgrace or disrepute or to injure the reputation or goodwill of the Company (or its subsidiaries or affiliates);

(h) Employee’s material violation of the Company’s business ethics or conflict-of-interest policies, as such policies currently exist or as they may be amended or implemented during Employee’s employment with the Company; (i) Employee’s misuse of alcohol or illegal drugs which interferes with the performance of Employee’s employment duties for the Company or which compromises the reputation or goodwill of the Company; (j) Employee’s intentional violation of any applicable banking law or regulation in the performance of Employee’s employment duties for the Company; or (k) Employee’s failure to abide by any employment rules or policies applicable to the Company’s employees generally that Company currently has or may adopt, amend or implement from time to time during Employee’s employment with the Company.

                c.             Upon the occurrence of any of the events specified as Cause above, the Company may terminate Employee’s employment for Cause by notifying Employee in writing of its decision to terminate his or her employment for Cause, and Employee’s employment and this Agreement shall terminate at the close of business on the date on which the Company gives such notice.

                d.             Upon termination of Employee’s employment by the Company for Cause, the Company’s obligation to pay or provide Employee compensation and benefits under this Agreement shall terminate, except:  (a) the Company shall pay Employee that portion of his or her Annual Base Salary, at the rate then in effect, which shall have been earned through the termination date; and (b) the Company shall pay or provide Employee such other payments or benefits, if any, which had accrued hereunder before the termination date.  Other than the foregoing, the Company shall have no further obligations to Employee under this Agreement.

7.5.          Termination by Employee For Good Reason.

                a.             At any time during the Term, Employee may terminate this Agreement and his or her employment with the Company by giving the Company written notice of termination for Good Reason.  For purposes of this Agreement, “Good Reason” shall mean any of the following:

                                (i)            a material breach by the Company of any provision of this Agreement which is not cured by the Company within ten (10) days of receipt by the Company of written notice from Employee specifying with particularity the existence and nature of the breach; or

                                (ii)           the occurrence of any one of the following events during a Window Period:

                                (A)          A reduction by the Company in Employee’s salary from the level of such salary immediately prior to the Change in Control.

                                (B)           The Company’s requiring Employee to be based anywhere other than the metropolitan area where the Company office at which he was based immediately prior to the earlier of the termination of employment or the Change in Control was located, except for required travel on the Company’s business in accordance with the Company’s past management practices.

                b.             If this Agreement and Employee’s employment are terminated by Employee for Good Reason other than during a Window Period, the Company’s obligation to pay and provide Employee compensation and benefits under this Agreement shall immediately terminate, except:  (a) the Company shall pay Employee that portion of his or her Annual Base Salary, at the rate then in effect, which shall have been earned through the termination date; (b) the Company shall pay or provide Employee such other payments and benefits, if any, which have accrued hereunder before the termination date; and (c) in addition, the Company shall pay Employee severance compensation after the termination of employment equal to the Employee’s Annual Base Salary at the rate of Annual Base Salary in effect immediately prior to termination for a period of one year following the date of termination of employment.  Any payments of Annual Base Salary shall be made in accordance with the Company’s normal payroll policies and procedures, and shall be subject to withholding and other deductions as required by law.

                                c.             If this Agreement and Employee’s employment are terminated by Employee for Good Reason during a Window Period, the Company’s obligation to pay or provide Employee compensation and benefits under this Agreement shall terminate, except (a) the Company shall pay Employee that portion of his or her Annual Base Salary, at the rate then in effect, which shall have been earned through the termination date; (b) the Company shall pay or provide Employee such other payments or benefits, if any, which had accrued hereunder before the termination date; and (c) in addition, the Company shall pay Employee within (30) days following such a termination or, if later, such a Change in Control, a lump sum severance payment in an amount equal to the product of three (3) multiplied by the Employee’s Annual Base Salary in effect immediately prior to the date on which the Change in Control occurs.

                                d.             Notwithstanding anything to the contrary in this Agreement, if Employee is a “specified employee” within the meaning of Internal Revenue Code section 409A(a)(2)(B)(i), the payments provided under Section 7.5b.(c) and 7.5c.(c) above that are to be paid upon a termination of employment shall not be paid until the date that is six months following the termination of employment, and the payment provided in Section 7.5b.(c) shall be paid in a lump sum.  For purposes of determining whether Employee is a specified employee under this Agreement, the “identification date” as described in Proposed Treasury Regulation §1.409A-1(i) shall be June 12.

7.6.          Termination By Employee Without Good Reason.  At any time during the Term, Employee may terminate this Agreement and his or her employment with the Company for reasons other than Good Reason or for no reason by giving the Company written notice of termination, specifying in such notice a termination date not less than ten business days after the giving of the notice (the “Employee’s Notice Period”), and Employee’s employment with the Company shall terminate at the close of business on the last day of Employee’s Notice Period; provided, however, that in response to Employee’s notice of termination, the Company shall have the right to accelerate the Employee’s Notice Period as it deems advisable and it shall still be considered a termination of employment by Employee without Good Reason.  Upon termination of Employee’s employment with the Company under this Section, whether at the end of Employee’s Notice Period or earlier as designated by the Company, the Company’s obligation to pay Employee compensation and benefits under this Agreement shall immediately terminate, except: (a) the Company shall pay Employee that portion of his or her Annual Base Salary, at the rate then in effect, which shall have been earned through the termination date; and (b) the Company shall pay or provide Employee such other payments and benefits, if any, which had accrued hereunder before the termination date.  Other than the foregoing, the Company shall have no further obligations to Employee under this Agreement.

7.7.          Non-Renewal By Employee.  In the event the Employee elects not to renew this Agreement by giving notice of non-renewal as herein provided, this Agreement and Employee’s employment shall terminate at the end of the then current Term.  Upon termination of Employee’s employment as a result of Employee’s non-renewal of this Agreement, the Company’s obligation to pay and provide Employee compensation and benefits under this Agreement shall be determined as if the Employee has elected to terminate his or her employment without Good Reason.

7.8.          Non-Renewal by the Company.   In the event the Company elects not to renew this Agreement by giving notice of non-renewal as herein provided, this Agreement and Employee’s employment shall terminate at the end of the then current Term.  Upon termination of Employee’s employment as a result of the Company’s non-renewal of this Agreement, the Company shall be considered to have elected to terminate Employee’s employment without cause and the Company’s obligation to pay and provide Employee compensation and benefits under this Agreement shall be determined as if the Company has elected to terminate the Employee’s employment without cause hereunder.

7.9.          Forfeiture of Compensation.  In the event Employee breaches any of the non-disclosure or restrictive covenant provisions of this Agreement, Employee immediately shall (a) forfeit his or her right to receive (and the Company shall no longer be obligated to pay) any severance compensation under this Agreement, and (b) forfeit any unexercised stock options and/or other rights granted under any stock option or equity compensation plans of the Company, whether or not they are then exercisable, notwithstanding anything to the contrary in the agreements evidencing such stock options or other equity compensation rights.  The Company and Employee acknowledge and agree that the foregoing remedies are in addition to, and not in lieu of, any and all other legal and/or equitable remedies that may be available to Company in connection with Employee’s breach or threatened breach, of any non-disclosure or restrictive covenant provision set forth in this Agreement.

7.10.        Resignation as Officer and/or Director Upon Employment Termination.  In the event Employee’s employment with the Company terminates for any reason (including, without limitation, pursuant to this Section 7), Employee agrees and covenants that he will immediately resign any and all positions, including, without limitation, as an officer and/or member of the Board of Directors, he may hold with the Company or any of its subsidiaries or affiliates.

7.11         Change in Control Definition.  For purposes of this Agreement, “Change in Control” shall mean a Change in the Actual Control of the Company, as described in Section 7.11(a)(i), a Change in Effective Control, as described in Section 7.11(a)(ii), and a Change in the Ownership of the Company’s Assets, as described in Section 7.11(a)(iii).

(i) Change in Actual Control shall mean the acquisition by any one person, or more than one person acting as a group (as defined in Section (iv), below) of ownership of stock of the Company that, together with stock held by such person or group, constitutes more than 50 percent of the total fair market value or total voting power of the stock of the Company. However, if any one person, or more than one person acting as a group, is considered to own more than 50 percent of the total fair market value or total voting power of the stock of the Company, the acquisition of additional stock by the same person or persons is not considered to cause a change in the ownership of the Company (or to cause a change in the effective control of the Company (within the meaning of Section 7.11(a)(ii)). An increase in the percentage of stock owned by any one person, or persons acting as a group, as a result of a transaction in which the Company acquires its stock in exchange for property will be treated as an acquisition of stock for purposes of this section.

(ii) Change in Effective Control shall mean: (A) The acquisition by any one person, or more than one person acting as a group (as defined in Section (iv), below), during any 12-month period of stock of the Company possessing 35 percent or more of the total voting power of the stock of the Company; or (B) The replacement, of a majority of members of the Company’s board of directors during any 12-month period by directors whose appointment or election is not endorsed by a majority of the members of the Company’s board of directors prior to the date of the appointment or election in accordance with Treasury Regulation § 1.409A-1(g)(5)(iv)(A)(2). Notwithstanding the foregoing, if any one person, or more than one person acting as a group, is considered to effectively control the Company (within the meaning of this Section (ii)), the acquisition of additional control of the Company by the same person or persons is not considered to cause a Change in Control.

(iii) Change in the Ownership of the Company’s Assets shall mean the acquisition by any one person, or more than one person acting as a group (as defined in Section (iv), below), during any 12-month period of assets from the Company that have a total gross fair market value equal to or more than 40 percent of the total gross fair market value of all of the assets of the Company immediately prior to such acquisition or acquisitions.  Notwithstanding the foregoing, there is no change in control event under this section when there is a transfer to an entity that is controlled by the shareholders of the Company immediately after the transfer.

(iv) Persons acting as a group. For purposes of this Section 7.11(a), persons will not be considered to be acting as a group solely because they purchase or own stock of the same corporation at the same time, or as a result of the same public offering. However, persons will be considered to be acting as a group if they are owners of a corporation that enters into a merger, consolidation, purchase or acquisition of stock, or similar business transaction with the corporation. If a person, including an entity, owns stock in both corporations that enter into a merger, consolidation, purchase or acquisition of stock, or similar transaction, such shareholder is considered to be acting as a group with other shareholders in a corporation prior to the transaction giving rise to the change and not with respect to the ownership interest in the other corporation.

7.12         Payroll Policies and Withholding.  Any payments to be made under this Agreement shall be made in accordance with the Company’s normal payroll policies and procedures, and shall be subject to withholding and other deductions as required by law.

7.13         Severance Release.  Employee acknowledges and agrees that the Company’s payment of the severance compensation pursuant to this Section 7 shall be deemed to constitute a full settlement and discharge of any and all obligations of the Company to Employee arising out of this Agreement, Employee’s employment with the Company and/or the termination of Employee’s employment with the Company, except for any vested rights Employee may have under any insurance, stock option or equity compensation plan or any other employee benefit plans sponsored by the Company.

7.14         Stay-On Bonus.  As an inducement to Employee to remain in the employ of the Company during and following a Change in Control, in the event that the Employee remains an employee of the Company or its subsidiary or affiliate for a period of at least one year following a Change in Control, in addition to Employee’s regular annual salary, bonus and other compensation to which the Employee may be entitled, the Company shall pay Employee at and as of the anniversary date of the Change in Control, as a special one-time stay-on bonus, a lump sum payment in an amount equal to the Employee’s Annual Base Salary in effect immediately prior to the date on which the Change in Control occurs.

7.15         Retirement Benefits.  In the event that the Employee’s employment and this Agreement are not terminated until at or following normal retirement age of at least sixty-five (65) years of age, and for so long thereafter that the Employee and members of Employee’s household do not accept full or part time employment with a company that provides competing products or services to those provided by the Company, Employee will be entitled to participate in Employer-sponsored or provided benefits available to Employer’s retirees generally including any retiree health insurance coverage made available to retirees from the Employer on the terms and subject to the conditions and requirements as may be imposed by the Employer on the Employer’s retired employees generally. Employee understands that while the Employer presently makes health insurance coverage available to retired employees, Employer is under no obligation to continue to make that coverage available, and such coverage is only available to a retired employee if the retiree makes timely payment of insurance premiums to continue the coverage.

7.16         Section 280G Excise Tax.  If any benefit payable under this Agreement in the context of a Change in Control, when combined with other benefits payable to the Employee as a result of a Change in Control, is subject to an excise tax under Internal Revenue Code sections 280G and 4999, the Company shall pay to the Employee an additional amount (the “Gross-Up”) equal to the excise penalty tax amount divided by the sum of one minus the sum of the penalty tax rate plus the Employee’s marginal income tax rate.  The Gross-Up shall be paid in a lump sum within 60 days of termination of employment following a Change in Control, or, if the termination of employment occurred prior to such Change in Control, within 60 days following such Change in Control.

7.17         Nondisparagement.  It is a condition to the obligation of the Company to make any payments payable under this Agreement following termination of employment, whether such termination is at the election of the Employee or by the Company, that the Employee not make any statements, publicly or privately, orally or in writing or by electronic communication, that slander, defame or disparage the Company (or its subsidiaries or affiliates) and its reputation in the communities which it serves, or in the investment community at large, or which would tend to injure the reputation or goodwill of the Company (or its subsidiaries or affiliates).

8.             Non-Disclosure.  Employee acknowledges that during the course of Employee’s employment by the Company Employee will be creating, making use of, acquiring, and/or adding to confidential information relating to the business and affairs of the Company, and its subsidiaries, affiliates and customers, which information will include, without limitation, procedures, methods, manuals, lists of customers, suppliers and other contacts, marketing plans, business plans, financial data, and personnel information.  Employee covenants and agrees that Employee shall not, at any time during Employee’s employment with the Company, or thereafter, directly or indirectly, use, divulge or disclose for any purpose whatsoever any of the Company’s, or its subsidiaries’, affiliates’ or customers’, confidential information or trade secrets, except in the course of Employee’s work for and on behalf of the Company and its subsidiaries and affiliates.  Upon the termination of Employee’s employment with the Company, or at the Company’s request, Employee shall immediately deliver to the Company any and all records, documents, or electronic data (in whatever form or media), and all copies thereof, in Employee’s possession or under Employee’s control, whether prepared by Employee or others, containing confidential information or trade secrets relating to the Company, or its subsidiaries, affiliates or customers.  Employee acknowledges and agrees that his or her obligations under this Section shall survive the expiration or termination of this Agreement and the cessation of his or her employment with the Company for whatever reason.  As used herein the term customer includes any other person to whom the Company owes a duty of confidentiality by law, bank regulatory requirement or internal policy.

9.             Restrictive Covenants.  Employee acknowledges that the following covenants are ancillary to the other agreements of the Company as herein contained, including the commitment to make certain payments to Employee and other enforceable covenants as herein provided, and are ancillary to the agreements pursuant to which the Company now or in the future may grant benefits to the Employee, including the grant of stock options and other equity rights, and that but for the agreements herein contained the Company would not extend such benefits or grant such options or other rights.  Employee acknowledges that in connection with his or her employment with the Company he or she has provided and will continue to provide Employee-level services that are of a unique and special value and that he has been and will continue to be entrusted with confidential and proprietary information concerning the Company and its affiliates.  Employee further acknowledges that the Company and its subsidiaries and affiliates are engaged in highly competitive businesses and that the Company and its subsidiaries and affiliates expend substantial amounts of time, money and effort to develop trade secrets, business strategies, customer relationships, employee relationships and goodwill, and Employee has benefited and will continue to benefit from these efforts.  Therefore, as an essential part of this Agreement, Employee agrees and covenants to comply with the following restrictive covenants.

9.1.          Non-Competition.  During Employee’s employment with the Company and during the Noncompete Restrictive Period, Employee will not, in the Restricted Geographic Area, engage in any Competitive Business.  For purposes of this Agreement, the term “Noncompete Restrictive Period” means a period of one (1) year from the date of termination of Employee’s employment with the Company.  For purposes of this Agreement, the term “Restricted Geographic Area” means and includes the following counties in Texas:  Hidalgo, Starr, Cameron & Willacy.  For purposes of this Agreement, the term “Competitive Business” means any business that is traditionally engaged in by a bank, a bank holding company or a financial holding company, or that provides products and services similar to and competitive with the products and services provided by the Company or any of its subsidiaries or affiliates.  Notwithstanding the foregoing, Employee may make and retain investments equal to less than one percent of the equity of any entity engaged in a Competitive Business, if such equity is listed on a national securities exchange or regularly traded in a nationally-recognized over-the-counter market.

9.2.          Non-Solicitation of Customers.  During Employee’s employment with the Company and during the Non-Solicitation Restrictive Period, Employee will not provide, sell,

market or endeavor to provide, sell or market any Competing Products/Services to any of the Company’s Customers, or otherwise solicit or communicate with any of the Company’s Customers for the purpose of selling or providing any Competing Products/Services.  For purposes of this Agreement, the term “Non-Solicitation Restrictive Period” means a period of one (1) year from the date of termination of Employee’s employment with the Company.  Also for purposes of this Agreement, the term “Competing Products/Services” means any products or services the same as or similar to or competitive with the products or services offered by the Company or any of its subsidiaries, and the term “Company’s Customers” means any person or entity that has engaged in any banking services with, or has purchased any products or services from, the Company or any of its subsidiaries at any time during the twelve (12) months next preceding the commencement of the Non-Solicitation Restrictive Period.

9.3.          Non-Interference With Customers.  During Employee’s employment with the Company and during the Non-Solicitation Restrictive Period, Employee will not urge, induce or seek to induce any of the Company’s Customers to terminate their business with the Company or any of its subsidiaries or affiliates or to cancel, reduce, limit or in any manner interfere with the Company’s Customers’ business with the Company.

9.4.          Non-Interference With Contractors and Vendors.  During the term of Employee’s employment with the Company and during the Non-Solicitation Restrictive Period, Employee will not urge, induce or seek to induce any of the Company’s independent contractors, subcontractors, consultants, vendors or suppliers to terminate their relationship with, or representation of, the Company or to cancel, withdraw, reduce, limit, or in any manner modify any of such person’s or entity’s business with, or representation of, the Company or any of its subsidiaries or affiliates.

9.5.          Non-Solicitation of Employees.  During the term of Employee’s employment with the Company and during the Non-Solicitation Restrictive Period, Employee will not solicit, recruit, hire, employ or attempt to hire or employ, or assist anyone in the recruitment or hiring of, any person who is an employee of the Company or who was an employee during the two year period next preceding the commencement of the Non-Solicitation Restrictive Period, or urge, influence, induce or seek to induce any employee of the Company to terminate his or her relationship with the Company.

9.6.          Direct or Indirect Activities.  Employee acknowledges and agrees that the covenants contained in this Section 9 prohibit Employee from engaging in certain activities directly or indirectly, whether on Employee’s own behalf or on behalf of any other person or entity, and regardless of the capacity in which Employee is acting, including without limitation as an employee, independent contractor, owner, partner, officer, agent, consultant, or advisor.

9.7.          Survival of Restrictive Covenants.  Employee acknowledges and agrees that his or her obligations under this Section 9 shall survive the expiration or termination of this Agreement and the cessation of his or her employment with the Company for whatever reason.

9.8.          Extension.  In the event Employee violates any of the restrictive covenants contained in this Section 9, the duration of such restrictive covenant shall automatically be extended by the length of time during which Employee was in violation of such restriction.

9.9.          Severability; Modification of Restrictions.  Although Employee and the Company consider the restrictions contained in this Section 9 to be reasonable, particularly given the competitive nature of the Company’s business and Employee’s position with the Company, Employee and the Company acknowledge and agree that:  (a) if any covenant, subsection, portion or clause of this Section 9 is determined to be unenforceable or invalid for any reason, such unenforceability or invalidity shall not affect the enforceability or validity of the remainder of the Agreement; and (b) if any particular covenant, subsection, provision or clause of this Section 9 is determined to be unreasonable or unenforceable for any reason, including, without limitation, the time period, geographic area, and/or scope of activity covered by any restrictive covenant, such covenant, subsection, provision or clause shall automatically be deemed reformed such that the contested covenant, subsection, provision or clause shall have the closest effect permitted by applicable law to the original form and shall be given effect and enforced as so reformed to whatever extent would be reasonable and enforceable under applicable law.

10.           Remedies.  Employee recognizes that a breach or threatened breach by Employee of this Agreement, including the covenants in Section 8 and Section 9 hereof, will give rise to irreparable injury to the Company and that money damages will not be adequate relief for such injury.  Employee agrees that the Company shall be entitled to obtain injunctive relief, including, but not limited to, temporary restraining orders, preliminary injunctions and/or permanent injunctions, without having to post any bond or other security, to restrain or prohibit such breach or threatened breach, in addition to any other legal remedies which may be available, including the recovery of money damages.

11.           Assignment.

11.1.        Assignment by Company.  The rights and obligations of the Company under this Agreement shall inure to the benefit of and be binding upon any and all successors and assigns of the Company, including without limitation by asset assignment, stock sale, merger, consolidation or other corporate reorganization.

11.2.        Non-Assignment by Employee.  The services to be provided by Employee to the Company hereunder are personal to Employee, and Employee’s duties may not be assigned by Employee.

12.           Notice.  Any notice required or permitted under this Agreement shall be in writing and either delivered personally or sent by nationally recognized overnight courier, express mail, or certified or registered mail, postage prepaid, return receipt requested, at the following respective address unless the party notifies the other party in writing of a change of address:

If to the Company:

Texas Regional Bancshares, Inc.

3900 North 10th Street, 11th Floor

McAllen, Texas 78502

Attention:  Glen E. Roney, Chief Executive Officer

With a copy to:

William A. Rogers, Jr.

Rogers & Whitley, LLP

2210 San Gabriel

Austin, Texas 78705

If to Employee:

Robert C. Norman

P. O. Box 311

Mission, Texas  78573

A notice delivered personally shall be deemed delivered and effective as of the date of delivery.  A notice sent by overnight courier or express mail shall be deemed delivered and effective one (1) day after it is deposited with the postal authority or commercial carrier, with delivery costs prepaid.  A notice sent by certified or registered United States mail, with return receipt requested and postage prepaid, shall be deemed delivered and effective two (2) days after it is deposited with the United States Postal Service.

13.           Miscellaneous.

13.1.        Entire Agreement.  This Agreement supersedes any prior agreements or understandings, oral or written, between the parties hereto, with respect to the subject matter hereof, and constitutes the entire agreement of the parties with respect thereto.

13.2.        Modification.  This Agreement shall not be varied, altered, modified, canceled, changed, or in any way amended except by mutual agreement of the parties in a written instrument executed by Employee and a duly authorized officer of the Company.

13.3.        Counterparts.  This Agreement may be executed in one (1) or more counterparts, each of which shall be deemed to be an original, but all of which together will constitute one and the same Agreement.

13.4.        Tax Withholding.  The Company may withhold from any compensation or benefits payable under this Agreement all federal, state, city, or other taxes as may be required pursuant to any law or governmental regulation or ruling.

13.5.        Contractual Rights to Benefits.  Nothing herein contained shall require or be deemed to require, or prohibit or be deemed to prohibit, the Company to segregate, earmark or otherwise set aside any funds or other assets, in trust or otherwise, to provide for any payments to be made or required hereunder.

13.6.        No Waiver.  Failure to insist upon strict compliance with any of the terms, covenants or conditions of this Agreement shall not be deemed a waiver of such term, covenant or condition, nor shall any waiver or relinquishment of any right or power hereunder at any one or more times be deemed a waiver or relinquishment of such right or power at any other time or times.

13.7.        Governing Law; Choice of Forum.  To the extent not preempted by federal law, the provisions of this Agreement shall be construed and enforced in accordance with the laws of the State of Texas, notwithstanding any state’s choice-of-law or conflicts-of-law rules to the contrary.  The Company and Employee further acknowledge and agree that this Agreement is intended, among other things, to supplement and add to, and not to substitute for, the obligations of the Employee under the provisions of the Uniform Trade Secrets Act, as amended from time to time, and the duties Employee owes to the Company under the common law, including, but not limited to, the duty of loyalty.  The parties agree that any legal action pursuant to Section 10 of this Agreement shall be commenced and maintained exclusively before any court of competent jurisdiction in Hidalgo County, Texas, and the parties hereby submit to the jurisdiction and venue of such courts and waive any right to challenge or otherwise object to personal jurisdiction or venue in any action commenced or maintained in such courts.

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Signature lines follow.]

IN WITNESS WHEREOF, Employee and the Company have executed this Agreement, intending it to be effective as of the Effective Date.

TEXAS REGIONAL BANCSHARES, INC.

By:	/s/ G.E. Roney
Glen E. Roney, Chairman of the Board

/s/ Robert C. Norman
Robert C. Norman, President — Mission Region